SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended December 31, 1998

                         Commission file number 1-13300

            CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN

                            2980 Fairview Park Drive
                                   Suite 1300
                        Falls Church, Virginia 22042-4525


                          -----------------------------

                        CAPITAL ONE FINANCIAL CORPORATION

                            2980 Fairview Park Drive
                                   Suite 1300
                        Falls Church, Virginia 22042-4525

Financial Statements and Exhibits

(a)      Financial Statements

The Capital One Financial Corporation Associate Savings Plan (the "Plan") became effective as of January 1, 1995. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of December 31, 1998 and 1997.

(b)      Exhibit

         (1)      Consent of Independent Auditors

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     CAPITAL ONE FINANCIAL
                                                     CORPORATION ASSOCIATE
                                                     SAVINGS PLAN
                                                     ---------------------
                                                     (Name of Plan)



                                                  By: /s/David M. Willey
                                                      ------------------
                                                  Name:David M. Willey
                                                       on behalf of the Benefits
                                                       Committee, as Plan
                                                       Administrator

Dated:  June 29, 1999

                              Financial Statements
                           and Supplemental Schedules

                        Capital One Financial Corporation
                             Associate Savings Plan

                     Years Ended December 31, 1998 and 1997
                       with Report of Independent Auditors

            Capital One Financial Corporation Associate Savings Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years Ended December 31, 1998 and 1997




                                    Contents

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits, with Fund Information.........2
Statements of Changes in Net Assets Available for Benefits,
 with Fund Information.........................................................4
Notes to Financial Statements..................................................6


Supplemental Schedules

Schedule of Assets Held for Investment Purposes...............................11
Schedule of Reportable Transactions...........................................12

                         Report of Independent Auditors

Benefits Committee
Capital One Financial Corporation

We have audited the accompanying statements of net assets available for benefits of Capital One Financial Corporation Associate Savings Plan ("Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                            /s/ERNST & YOUNG LLP
Washington, D.C.
June 25, 1999

            Capital One Financial Corporation Associate Savings Plan

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998

                                                Fund Information
                                ------------------------------------------------
                                  Capital          American
                                    One          Express Trust       American
                                  Pooled            Money         Express Trust
                                  Company           Market         Equity Index
                                 Stock Fund        Fund II           Fund II
                                -----------------------------------------------
Assets
Investments, at fair value:
   Units of Capital One Pooled
     Company
     Stock Fund ..............  $ 60,034,430
   Shares of registered
     investment
     companies ...............           --      $ 14,152,910      $ 14,817,046
   Participant notes
     receivable ..............
                                -----------------------------------------------
Total investments .......         60,034,430       14,152,910        14,817,046

Receivables:
   Employer's
     contributions ......            518,438          598,217           258,885
   Participants'
     contributions ......                185              545                 3
   Accrued income .......                              53,374
                                -----------------------------------------------
Total receivables .......            518,623          652,136           258,888

Cash and cash
   equivalents ..........            335,094           71,159           148,036
                                -----------------------------------------------
Total assets ............         60,888,147       14,876,205        15,223,970
                                -----------------------------------------------
Liabilities
Administrative expenses
   payable ..............           --                 49,681           --
                                -----------------------------------------------
Net assets available for
   benefits .............       $ 60,888,147     $ 14,826,524      $ 15,223,970
                                -----------------------------------------------


                            ---------------------------------------------------
                                   IDS Y                               IDS Y
                                 (American          IDS Y           (American
                                  Express)        (American          Express)
                               Federal Income       Express)           Stock
                                   Fund           Mutual Fund           Fund
                            ---------------------------------------------------
Assets
Investments, at fair value:
   Units of Capital One Pooled
     Company
   Stock Fund ..............
   Shares of registered
     investment
     companies ...............  $  3,311,161     $  2,540,444      $  7,495,353
   Participant notes
     receivable ..............
                                -----------------------------------------------

Total investments .......          3,311,161        2,540,444         7,495,353

Receivables:
   Employer's
     contributions ......             45,694           71,563           129,646
   Participants'
     contributions ......                 40              139                54
   Accrued income .......
                                -----------------------------------------------

Total receivables .......             45,734           71,702           129,700

Cash and cash
   equivalents ..........            --                --               --
                                -----------------------------------------------


Total assets ............          3,356,895        2,612,146         7,625,053
                                -----------------------------------------------


Liabilities
Administrative expenses
   payable ..............            --               --                --
                                -----------------------------------------------


Net assets available for
   benefits .............       $  3,356,895     $  2,612,146      $  7,625,053
                                -----------------------------------------------


                                -----------------------------------------------
                                    AIM            Templeton          Baron
                               Constellation        Foreign           Asset
                                    Fund             Fund             Fund
                                -----------------------------------------------
Assets
Investments, at fair value:
   Units of Capital One Pooled
     Company
     Stock Fund ..............        --                --                --
   Shares of registered
     investment
     companies ...............  $ 10,127,899     $  2,804,237      $    446,120
   Participant notes
     receivable ..............
                                -----------------------------------------------

Total investments .......         10,127,899        2,804,237           446,120

Receivables:
   Employer's
     contributions ......            190,425           76,974            22,058
   Participants'
     contributions ......                 28                3                28
   Accrued Income
                                -----------------------------------------------
Total receivables .......            190,453           76,977             22,086

Cash and cash
   equivalents ..........           --                --                 --
                                -----------------------------------------------


Total assets ............         10,318,352        2,881,214           468,206
                                -----------------------------------------------


Liabilities
Administrative expenses
   payable ..............            --               --                --
                                -----------------------------------------------


Net assets available for
   benefits .............       $ 10,318,352     $  2,881,214      $    468,206
                                -----------------------------------------------


                                -----------------------------------------------
                                     Davis
                                   New York
                                   Venture       Participant
                                  (Class A)          Notes            Total
                                -----------------------------------------------
Assets
Investments, at fair value:
   Units of Capital One Pooled
     Company
     Stock Fund ..............      --                --           $ 60,034,430
   Shares of registered
     investment
     companies ..............   $    426,249          --             56,121,419
   Participant notes
     receivable ..............                   $  4,230,131         4,230,131
                                -----------------------------------------------
Total investments .......            426,249        4,230,131       120,385,980

Receivables:
   Employer's
     contributions ......             23,878          --              1,935,778
   Participants'
     contributions ......                 28                              1,053
   Accrued Income                                                        53,374
                                -----------------------------------------------
Total receivables .......             23,906           --             1,990,205

Cash and cash
   equivalents ..........           --                 --               554,289
                                -----------------------------------------------
Total assets ............            450,155        4,230,131       122,930,474

Liabilities
Administrative expenses
   payable ..............           --                --                 49,681
                                -----------------------------------------------
Net assets available for
   benefits .............       $    450,155     $  4,230,131      $122,880,793


See accompanying notes.

            Capital One Financial Corporation Associate Savings Plan

                 Statement of Net Assets Available for Benefits,
                              with Fund Information

                                December 31, 1997

                                Fund Information

                                                    -------------------------------------------------------------------
                                                                    American
                                                      Capital       Express      American        IDS Y
                                                        One          Trust        Express      (American      IDS Y
                                                      Pooled         Money         Trust        Express)     (American
                                                      Company        Market     Equity Index    Federal       Express)
                                                    Stock Fund      Fund II       Fund II     Income Fund   Mutual Fund
                                                    -------------------------------------------------------------------
Assets
Investments, at fair value:
   Units of Capital One Pooled Company Stock Fund   $21,795,608          --            --            --          --
   Shares of registered investment companies ....          --     $10,220,258   $ 9,181,548   $ 1,641,552   $ 1,483,047
   Participant notes receivable .................          --            --            --            --          --
                                                    -------------------------------------------------------------------
Total investments ...............................    21,795,608    10,220,258     9,181,548     1,641,552     1,483,047

Receivables:
   Employer's contributions .....................       290,641       396,276       201,992        35,510        62,821
   Participants' contributions ..................       107,182        53,562        71,316        12,054        19,673
   Accrued income ...............................          --          43,671          --            --          --
                                                    -------------------------------------------------------------------
Total receivables ...............................       397,823       493,509       273,308        47,564        82,494

Cash and cash equivalents .......................          --           2,542          --            --          --
                                                    -------------------------------------------------------------------

Total assets ....................................    22,193,431    10,716,309     9,454,856     1,689,116     1,565,541
                                                    -------------------------------------------------------------------
Liabilities
     Administrative expenses payable ............          --          37,641          --            --          --
                                                    -------------------------------------------------------------------
Net assets available for benefits ...............   $22,193,431   $10,678,668   $ 9,454,856   $ 1,689,116   $ 1,565,541
                                                    ===================================================================




                                                    --------------------------------------------------------------------------------

                                                       IDS Y
                                                     (American
                                                      Express)        AIM        Templeton
                                                       Stock     Constellation    Foreign     Participant
                                                        Fund          Fund          Fund         Notes            Total
                                                    -----------------------------------------------------------------------
Assets
Investments, at fair value:
   Units of Capital One Pooled Company Stock Fund          --            --            --            --         $21,795,608
   Shares of registered investment companies ....   $ 5,353,113   $ 7,944,122   $ 2,246,183          --          38,069,823
   Participant notes receivable .................          --            --            --     $ 2,679,032         2,679,032
                                                    -----------------------------------------------------------------------
Total investments ...............................     5,353,113     7,944,122     2,246,183     2,679,032        62,544,463

Receivables:
   Employer's contributions .....................       118,103       203,987        88,409          --           1,397,739
   Participants' contributions ..................        40,976        75,635        32,411          --             412,809
   Accrued income ...............................          --            --            --            --              43,671
                                                    -----------------------------------------------------------------------
Total receivables ...............................       159,079       279,622       120,820          --           1,854,219

Cash and cash equivalents .......................          --            --            --            --     $         2,542
                                                    -----------------------------------------------------------------------

Total assets ....................................     5,512,192     8,223,744     2,367,003     2,679,032        64,401,224
                                                    -----------------------------------------------------------------------
Liabilities
     Administrative expenses payable ............          --            --            --            --              37,641
                                                    -----------------------------------------------------------------------
Net assets available for benefits ...............   $ 5,512,192   $ 8,223,744   $ 2,367,003   $ 2,679,032   $   $64,363,583
                                                    =======================================================================

See accompanying notes.

                                        4
            Capital One Financial Corporation Associate Savings Plan

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year Ended December 31, 1998

                                Fund Information

                                             -----------------------------------------------
                                                Capital          American
                                                  One         Express Trust       American
                                                Pooled            Money        Express Trust
                                                Company           Market        Equity Index
                                               Stock Fund        Fund II          Fund II
                                             -----------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in
      fair value of investments .........    $  29,219,337    $          14    $   2,942,944
    Interest ............................              928              239             --
    Dividends ...........................          148,841          578,418             --
                                             -----------------------------------------------
                                                29,369,106          578,671        2,942,944

  Contributions:
    Employer's ..........................        3,894,580        2,620,435        2,221,547
    Participants' .......................        3,380,590          950,096        2,057,048
    Rollovers ...........................        1,124,641          175,772          504,554
                                             -----------------------------------------------
                                                 8,399,811        3,746,303        4,783,149
                                             -----------------------------------------------

Total additions .........................       37,768,917        4,324,974        7,726,093

Deductions from net assets attributed to:
  Benefits paid to participants .........       (1,745,666)      (1,487,562)        (479,305)
  Administrative expenses ...............            --            (178,556)            --
                                             -----------------------------------------------

Total deductions ........................       (1,745,666)      (1,666,118)        (479,305)

Net increase (decrease) prior to
  interfund transfers ...................       36,023,251        2,658,856        7,246,788
Interfund transfers,  net ...............        2,671,465        1,489,000       (1,477,674)
                                             -----------------------------------------------
Net increase (decrease) .................       38,694,716        4,147,856        5,769,114

Net assets available for benefits:
Beginning of year .......................       22,193,431       10,678,668        9,454,856
                                             -----------------------------------------------

End of year .............................    $  60,888,147    $  14,826,524    $  15,223,970
                                             ===============================================




                                             ---------------------------------------------------------------------------------
                                                                  IDS Y            IDS Y
                                                IDS Y           (American        (American
                                              (American          Express           Express          AIM
                                            Express) Federal      Mutual           Stock        Constellation      Templeton
                                              Income Fund          Fund             Fund            Fund         Foreign Fund
                                             ---------------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in
      fair value of investments .........    $     (26,727)   $    (134,643)   $     539,272    $   1,297,478    $    (442,887)
    Interest ............................            --               --               --               --               --
    Dividends ...........................          164,854          329,172          606,404          246,138          268,838
                                             ---------------------------------------------------------------------------------
                                                   138,127          194,529        1,145,676        1,543,616         (174,049)

  Contributions:
    Employer's ..........................          357,082          598,073        1,167,419        1,955,196          835,618
    Participants' .......................          288,381          498,701        1,009,535        1,793,148          799,574
    Rollovers ...........................          203,561          247,366          335,128          168,302           67,779
                                             ---------------------------------------------------------------------------------
                                                   849,024        1,344,140        2,512,082        3,916,646        1,702,971
                                             ---------------------------------------------------------------------------------

Total additions .........................          987,151        1,538,669        3,657,758        5,460,262        1,528,922

Deductions from net assets attributed to:
  Benefits paid to participants .........          (77,595)        (101,134)        (223,229)        (552,047)        (113,534)
  Administrative expenses ...............            --               --               --               --               --
                                             ---------------------------------------------------------------------------------

Total deductions ........................          (77,595)        (101,134)        (223,229)        (552,047)        (113,534)

Net increase (decrease) prior to
  interfund transfers ...................          909,556        1,437,535        3,434,529        4,908,215        1,415,388
Interfund transfers,  net ...............          758,223         (390,930)      (1,321,668)      (2,813,607)        (901,177)
                                             ---------------------------------------------------------------------------------
Net increase (decrease) .................        1,667,779        1,046,605        2,112,861        2,094,608          514,211

Net assets available for benefits:
Beginning of year .......................        1,689,116        1,565,541        5,512,192        8,223,744        2,367,003
                                             ---------------------------------------------------------------------------------

End of year .............................    $   3,356,895    $   2,612,146    $   7,625,053    $  10,318,352    $   2,881,214
                                             =================================================================================



                                             ----------------------------------------------------------------

                                                                  Davis
                                                 Baron           New York
                                                 Asset           Venture         Participant
                                                 Fund           (Class A)          Notes             Total
                                             ----------------------------------------------------------------

Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in
      fair value of investments .........           44,021           19,977             --      $  33,458,786
    Interest ............................            --               --       $     290,869          292,036
    Dividends ...........................              349            7,361             --          2,350,375
                                             ----------------------------------------------------------------
                                                    44,370           27,338          290,869       36,101,197

  Contributions:
    Employer's ..........................           44,640           46,015             --         13,740,605
    Participants' .......................           44,555           44,183             --         10,865,811
    Rollovers ...........................           80,350           18,378             --          2,925,831
                                             ----------------------------------------------------------------
                                                   169,545          108,576             --         27,532,247
                                             ----------------------------------------------------------------

Total additions .........................          213,915          135,914          290,869       63,633,444

Deductions from net assets attributed to:
  Benefits paid to participants .........           (2,900)          (3,480)        (151,226)     (4,937,678)
  Administrative expenses ...............            --               --               --           (178,556)
                                             ----------------------------------------------------------------

Total deductions ........................           (2,900)          (3,480)        (151,226)     (5,116,234)

Net increase (decrease) prior to
  interfund transfers ...................          211,015          132,434          139,643       58,517,210
Interfund transfers,  net ...............          257,191          317,721        1,411,456
                                             ----------------------------------------------------------------
Net increase (decrease) .................          468,206          450,155        1,551,099       58,517,210

Net assets available for benefits:
Beginning of year .......................            --               --           2,679,032       64,363,583
                                             ----------------------------------------------------------------

End of year .............................    $     468,206    $     450,155    $   4,230,131    $ 122,880,793
                                             ================================================================

See accompanying notes.

            Capital One Financial Corporation Associate Savings Plan

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year Ended December 31, 1997

                                Fund Information

                                                   ----------------------------------------------------------------------------

                                                    Capital One                      American        American       (American
                                                       Pooled                      Express Trust      Express         Express)
                                                      Company         Signet          Money            Trust          Federal
                                                       Stock          Stock           Market       Equity Index    Income Fund
                                                       Fund        Pooled Fund        Fund II        Fund II
                                                   ----------------------------------------------------------------------------
Additions to net assets attributed to:
Investment income:
   Net appreciation (depreciation) in fair value
   of investments ..............................   $  7,050,683    $  1,761,316            --      $  1,743,505    $     19,111
   Interest ....................................          1,208            --      $     18,064            --                17
   Dividends ...................................        112,900          47,206         385,261            --            68,449
                                                   ----------------------------------------------------------------------------
                                                      7,164,791       1,808,522         403,325       1,743,505          87,577
Contributions:
   Employer's ..................................      2,288,892            --         2,432,529       1,453,419         268,261
   Participants' ...............................      1,776,664            --           921,620       1,357,883         210,747
   Rollovers ...................................         74,461            --           173,568         163,251          11,267
                                                   ----------------------------------------------------------------------------
                                                      4,140,017            --         3,527,717       2,974,553         490,275

Total additions ................................     11,304,808       1,808,522       3,931,042       4,718,058         577,852

Deductions from net assets attributed to:
   Benefits paid to participants ...............       (811,273)       (162,651)       (769,566)       (319,056)        (53,088)
   Administrative expenses .....................           --              --          (151,201)           --              --
                                                   ----------------------------------------------------------------------------
Total deductions ...............................       (811,273)       (162,651)       (920,767)       (319,056)        (53,088)

Net increase (decrease) prior to interfund
   transfers ......................................  10,493,535       1,645,871       3,010,275       4,399,002         524,764
Interfund transfers,  net ......................        (32,577)     (4,258,480)      1,540,952         880,297         301,155
                                                   ----------------------------------------------------------------------------
Net increase (decrease) ........................     10,460,958      (2,612,609)      4,551,227       5,279,299         825,919

Net assets available for benefits:
   Beginning of year ...........................     11,732,473       2,612,609       6,127,441       4,175,557         863,197
                                                   ----------------------------------------------------------------------------

   End of year .................................   $ 22,193,431            --      $ 10,678,668    $  9,454,856    $  1,689,116
                                                   ============================================================================


                                                   ----------------------------------------------------------------------------
                                                      IDS Y           IDS Y
                                                    (American       (American
                                                     Express)        Express)           AIM         Templeton
                                                      Mutual          Stock        Constellation     Foreign       Participant
                                                      Fund            Fund              Fund           Fund           Notes
                                                   ----------------------------------------------------------------------------
Additions to net assets attributed to:
Investment income:
   Net appreciation (depreciation) in fair value
   of investments ..............................   $    (50,070)   $    193,513    $    153,142    $   (188,738            --
   Interest ....................................           --              --              --              --      $    168,265
   Dividends ...................................        196,734         735,823         562,179         230,571            --
                                                   ----------------------------------------------------------------------------
                                                        146,664         929,336         715,321          41,833         168,265
Contributions:
   Employer's ..................................        358,384         836,427       1,625,877         574,758            --
   Participants' ...............................        309,149         703,951       1,528,205         578,575            --
   Rollovers ...................................         64,794         114,858         170,477          70,775            --
                                                   ----------------------------------------------------------------------------
                                                        732,327       1,655,236       3,324,559       1,224,108            --

Total additions ................................        878,991       2,584,572       4,039,880       1,265,941         168,265

Deductions from net assets attributed to:
   Benefits paid to participants ...............        (39,400)       (225,927)       (307,652)        (62,149)       (277,196)
   Administrative expenses .....................           --              --              --              --              --
                                                   ----------------------------------------------------------------------------
Total deductions ...............................        (39,400)       (225,927)       (307,652)        (62,149)       (277,196)

Net increase (decrease) prior to interfund
transfers ......................................        839,591       2,358,645       3,732,228       1,203,792        (108,931)
Interfund transfers,  net ......................        356,921         183,259        (201,434)        319,413         910,494
                                                   ----------------------------------------------------------------------------
Net increase (decrease) ........................      1,196,512       2,541,904       3,530,794       1,523,205         801,563

Net assets available for benefits:
   Beginning of year ...........................        369,029       2,970,288       4,692,950         843,798       1,877,469
                                                   ----------------------------------------------------------------------------

   End of year .................................   $  1,565,541    $  5,512,192    $  8,223,744    $  2,367,003    $  2,679,032
                                                   ============================================================================


                                                   ------------




                                                       Total
                                                   ------------

Additions to net assets attributed to:
Investment income:
   Net appreciation (depreciation) in fair value
   of investments ..............................   $ 10,682,462
   Interest ....................................        187,554
   Dividends ...................................      2,339,123
                                                   ------------
                                                     13,209,139
Contributions:
   Employer's ..................................      9,838,547
   Participants' ...............................      7,386,794
   Rollovers ...................................        843,451
                                                   ------------
                                                     18,068,792

Total additions ................................     31,277,931

Deductions from net assets attributed to:
   Benefits paid to participants ...............     (3,027,958)
   Administrative expenses .....................       (151,201)
                                                   ------------
Total deductions ...............................     (3,179,159)

Net increase (decrease) prior to interfund
transfers ......................................     28,098,772
Interfund transfers,  net ......................
                                                   ------------
Net increase (decrease) ........................     28,098,772

Net assets available for benefits:
   Beginning of year ...........................     36,264,811
                                                   ------------

   End of year .................................   $ 64,363,583
                                                   ============



See accompanying notes.

            Capital One Financial Corporation Associate Savings Plan

                          Notes to Financial Statements

                                December 31, 1998


Note 1--Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the "Corporation") established and adopted the Capital One Financial Corporation Associate Savings Plan (the "Plan") for the benefit of its eligible associates. American Express Trust Company (the "Trustee") serves as the administrator and trustee for the Plan and its assets.

Through a November 12, 1998 amendment to the Plan effective January 1, 1999, all employees of Summit Acceptance Corporation (a Texas corporation which was acquired by the Corporation on July 31, 1998) who were eligible participants of the Summit 401(k) Savings Plan (the "Summit Plan"), became eligible participants in the Plan. Additionally, the Plan accepted the transfer of all assets and liabilities attributable to participants of the Summit Plan, effective January 1, 1999. At December 31, 1998 the net assets in the Summit Plan approximated $850,000.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all associates of the Corporation and can provide a benefit for disability, death, termination or retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute 1% to 15% of pre-tax annual compensation, as defined in the Plan. Such contributions may be pre-tax dollars, or a combination of pre- and after-tax dollars. Participants may also contribute amounts representing distributions from other qualified plans ("rollover contributions"). The Corporation contributes 50% of the first 6% of the participant's annual compensation that a participant contributes to the Plan. The Corporation contributes 3% of participants' eligible salaries, regardless of participation in the Plan. Additional amounts equal to 3% of the participants' eligible salaries for those participants making pre-tax contributions to the Plan at year end may be contributed at the option of the Corporation's Board of Directors.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Corporation's contributions and Plan earnings. Allocations are based upon the number of units of the Plan in each participant's account. Forfeited balances of terminated participants' nonvested accounts are used to pay administrative expenses of the Plan, to the extent available. Plan expenses in excess of forfeitures, if any, are absorbed by the Corporation. Excess forfeitures, if any, are applied as employer contributions made in advance, and reduce the Corporation's future contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Corporation's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after two years of service.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of ten investment options. Participants generally may change their investment options at any time. Investment options are described below.

          Capital One Pooled Company Stock Fund - Monies are invested by the Trustee in a unitized trust fund which invests in shares of the Corporation's common stock. The Trustee shall also be permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

          American Express Trust Money Market Fund II - Monies are invested primarily in short-term debt securities.

          American Express Trust Equity Index Fund II - Ninety percent of the monies held by this fund are invested in common stock and the balance is invested in S&P 500 stock index futures.

          IDS Y (American Express) Federal Income Fund - Monies are invested in U.S. government agency securities.

          IDS Y (American Express) Mutual Fund - Monies are invested in common stocks and senior securities, such as bonds and preferred stocks.

          IDS Y (American Express) Stock Fund - Monies are invested in large capitalization, blue chip stocks and investment grade bonds.

          AIM Constellation Fund - Monies are invested in the common stock of primarily small and medium-sized companies.

          Templeton Foreign Fund - Monies are invested primarily in the common stock of companies outside the U.S.

          Baron Asset Fund - Monies are invested in common stocks of small and medium-sized companies.

          Davis New York Venture (A) - Monies are invested in common stocks of medium to large-sized companies.

Cash and Cash Equivalents

Cash and cash equivalents represent contributions received from plan participants not yet invested in participant-designated investment funds by the Trustee. Cash balances are the result of timing differences between contribution date and trade date.

Participant Notes Receivable

Participants may elect to borrow from their fund accounts a minimum of $1,000; up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution or equal, or nearly equal, payments made at least annually for a period not to exceed 15 years. If the participant has invested in the Capital One pooled fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Note 2--Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation and Income Recognition

The Plan's investments are stated at fair value. Units in the Capital One Pooled Company Stock Fund are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded based on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 1998 presentation.


Note 3--Investments

The fair values of the following individual investments represented 5% or more of the Plan's net assets as of December 31, 1998 or 1997:

                                                          December 31,
                                                     1998              1997
                                                 -----------       -----------

Capital One Pooled Company Stock Fund            $60,034,430       $21,795,608
American Express Trust Money Market Fund II       14,152,910        10,220,258
American Express Trust Equity Index Fund II       14,817,046         9,181,548
AIM Constellation Fund                            10,127,899         7,944,122
IDS Y (American Express) Stock Fund                7,495,353         5,353,113

Note 4--Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5--Tax Status

The Internal Revenue Service ruled on April 10, 1997 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Benefits Committee is not aware of any course of action or events that have occurred that might adversely affect the Plan's qualified status.

Note 6--Transactions with Parties-in-Interest

During 1998 and 1997, certain Plan investments included shares of mutual funds managed by American Express. In addition, the Plan had invested $60,034,430 and $21,795,608, at fair value, in the Capital One Pooled Company Stock Fund as of December 31, 1998 and 1997, respectively.

                             Supplemental Schedules

            Capital One Financial Corporation Associate Savings Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1998



                                                                 Units/                                 Fair
                                                                 Shares              Cost               value
                                                              --------------------------------------------------
Capital One Pooled Company Stock Fund                          1,288,016          $30,291,522       $ 60,034,430

Registered Investment Companies:
    American Express Trust Money Market Fund II               14,152,910           14,152,910         14,152,910
    American Express Trust Equity Index Fund II                  446,216           11,146,643         14,817,046
    IDS Y (American Express) Federal Income Fund                 656,325            3,349,165          3,311,161
    IDS Y (American Express) Mutual Fund                         195,059            2,717,405          2,540,444
    IDS Y (American Express) Stock Fund                          281,252            6,882,455          7,495,353
    AIM Constellation Fund                                       331,845            8,803,044         10,127,899
    Templeton Foreign Fund                                       334,236            3,249,294          2,804,237
     Baron Asset Fund                                              8,827              384,501            446,120
     Davis New York Venture (Class A)                             17,043              392,841            426,249
                                                                                  -----------       ------------
                                                                                   51,078,258         56,121,419

Participant Notes                                              4,230,131            4,230,131          4,230,131
                                                                                  -----------       ------------

Total                                                                             $85,599,911       $120,385,980
                                                                                  ===========       ============

            Capital One Financial Corporation Associate Savings Plan

                       Schedule of Reportable Transactions

                          Year Ended December 31, 1998


                                                            Purchase         Selling                                      Net gain
            Description of assets             Units/Share     price           price          Cost         Fair value       (loss)
-------------------------------------------   ----------   -----------    -----------    -----------      ----------     -----------

Category (iii) - series of transactions in excess of 5 percent of plan assets:

American Express Trust Money Market Fund II   16,551,002   $16,551,002
American Express Trust Money Market Fund II   12,534,406                  $12,534,406    $12,534,406     $12,534,406
Capital One Pooled Company Stock Fund            616,453    21,473,150
Capital One Pooled Company Stock Fund            329,437                   12,480,287      4,324,814      12,480,287     $8,155,473
American Express Trust Equity Index Fund II      240,917     6,985,733
American Express Trust Equity Index Fund II      149,369                    4,291,366      3,027,030       4,291,366      1,264,336
IDS Y (American Express) Stock Fund              136,402     3,527,069
IDS Y (American Express) Stock Fund               77,507                    1,999,127      1,774,329       1,999,127        224,798
IDS Y (American Express) Federal Income Fund     664,358     3,390,287
IDS Y (American Express) Federal Income Fund     336,551                    1,713,336      1,692,291       1,713,336         21,045
AIM Constellation Fund                           173,477     4,784,013
AIM Constellation Fund                           149,735                    4,094,790      3,780,857       4,094,790        313,933
Participant Notes                              3,014,053     3,014,053
Participant Notes                              1,357,173                    1,357,173      1,357,173       1,357,173
Templeton Foreign Fund                           350,991     3,419,983
Templeton Foreign Fund                           245,162                    2,437,406      2,646,945       2,437,406       (209,539)

All transactions were made on the market.
There were no category (i), (ii) or (iv) reportable transactions during 1998.

                                 EXHIBITS INDEX

Exhibit
Number           Description                                        Page Number
-------          -----------                                        -----------
 23             Consent of Independent Auditors